UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
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            In the Matter of

NATIONAL FUEL GAS COMPANY                               NINTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION              CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                    PURSUANT TO
SENECA RESOURCES CORPORATION                            RULE 24
NATIONAL FUEL RESOURCES, INC.

File No. 70-8251
(Public Utility Holding Company Act of 1935)
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                    THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and certain of its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), and National Fuel Resources, Inc. ("NFR")(the "Covered Subsidiaries") in Form U-1, Application-Declaration, File No. 70-8251, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-25922 dated November 12, 1993) with respect thereto, in that, during the quarter ended December 31, 1996 the following guarantee was made by National on behalf of the Covered Subsidiary:

                                                       Covered Subsidiary
Date of      Recipient of           on Whose Behalf         Amount of
Guarantee    Guarantee              Guarantee was Made      Guarantee

11/20/96     Indeck-Yerkes          National Fuel          $1,000,000
             Limited Partnership    Resources, Inc.


12/12/96     National Fuel Gas      National Fuel          $  250,000
             Distribution Corp.     Resources, Inc.


                    In accordance with HCAR No. 35-25922 the guarantee listed above remains in effect until the earlier of (i) a date prior to December 31, 1998, or (ii) written notice of cancellation from guarantor.

February 7, 1997

                                              NATIONAL FUEL GAS COMPANY



                                              By:/s/Gerald T. Wehrlin
                                                 Gerald T. Wehrlin
                                                 Controller